FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC INDUSTRIAL LTD. Suite 1620 – 400 Burrard Street Vancouver, British Columbia V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on November 11, 2013.

3.	News Release:

On November 11, 2013, MFC Industrial Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

The Company announced that its Board of Directors had adopted a new shareholder rights plan (the "Plan"). At the close of business on November 22, 2013, one right will be issued and will attach to each common share of the Company outstanding at that time. The rights will automatically attach to the Company's common shares (including any common shares issued in the future) and no further action will be required by the Company's shareholders.

5.	Full Description of Material Change:

	5.1	Full Description of Material Change:

See attached news release appended to this report.

	5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Michael Smith President and Chief Executive Officer Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

November 11, 2013